Exhibit 99.1

HeadHunter Group PLC Announces Second Quarter 2019 Financial Results

MOSCOW, Russia, September 16, 2019 – HeadHunter Group PLC (Nasdaq: HHR) announced today its financial results for the quarter ended June 30, 2019. As used below, references to “we,” “our,” “us” or the “Company” or similar terms shall mean HeadHunter Group PLC.

Second Quarter 2019 Financial and Operational Highlights

(in millions of RUB(1) and USD(2))	Three months ended June 30, 2019	Three months ended June 30, 2018	Change(3)		Three months ended June 30, 2019
	RUB	RUB			USD(4)
Revenue	1,902	1,513	25.7%		30.1
Russia Segment Revenue	1,758	1,409	24.7%		27.9
Net Income	275	322	(14.4)%		4.4
Net Income Margin, %	14.5%	21.3%	(6.8	) ppts
Adjusted EBITDA(5)	989	727	36.0%		15.7
Adjusted EBITDA Margin, %(5)	52.0%	48.1%	4.0	ppts
Adjusted Net Income(5)	591	436	35.8%		9.5
Adjusted Net Income Margin, %(5)	31.1%	28.8%	2.3	ppts

(1)	“RUB” or “₱” denote Russian Ruble throughout this release.
(2)	“USD” or “$” denote U.S. Dollar throughout this release.
(3)

Percentage movements and certain other figures in this release may not recalculate exactly due to rounding. This is because percentages and/or figures contained herein are calculated based on actual numbers and not the rounded numbers presented.

(4)	Dollar translations are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of June 30, 2019 (RUB 63.0756 to USD 1).
(5)

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income and Adjusted Net Income Margin are non-IFRS measures. See “Use of Non-IFRS Financial Measures” elsewhere in this release for a description of these measures and a reconciliation to the nearest IFRS measure.

•

Revenue up 25.7% primarily due to the increase in revenue in our Russia segment. Russia segment revenue up 24.7% mainly driven by the increase in the number of paying customers in Small and Medium Accounts by 37.7% to 140,147 paying customers and the increase in the average revenue per customer (“ARPC”) in Key Accounts in Moscow and St. Petersburg by 17.3%.

•	Net Income down to ₱275 million from ₱322 million as the positive impact from our operations was offset by the expenses we incurred in relation to our IPO.

•

Adjusted EBITDA up 36.0% primarily due to the increase in revenue, and Adjusted EBITDA Margin up to 52.0% from 48.1% as our marketing and general and administrative expenses (excluding the IPO-related costs) declined as a percentage of revenue.

•

Adjusted Net Income up 35.8% primarily due to the increase in revenue, and Adjusted Net Income Margin up to 31.1% from 28.8% as our marketing and general and administrative expenses (excluding the IPO-related costs) and interest expense declined as a percentage of revenue.

(in millions of RUB and USD)	As of June 30, 2019	As of December 31, 2018	Change	As of June 30, 2019
	RUB	RUB		USD
Net Working Capital(1)	(2,697)	(2,623)	2.8%	(42.8)
Net Debt(1)	3,250	3,577	(9.1)%	51.5
Net Debt to Adjusted EBITDA Ratio(1)(2)	0.9x	1.3x

(1)

Net Working Capital, Net Debt, and Net Debt to Adjusted EBITDA Ratio are non-IFRS financial measures. See “Use of Non-IFRS Financial Measures” elsewhere in this release for a description of these measures and a reconciliation to the nearest IFRS measure.

(2)	For the purposes of calculation of this ratio as of June 30, 2019, Adjusted EBITDA is calculated on the last twelve months basis.

•

Net Working Capital as of June 30, 2019 remained flat as compared to December 31, 2018, as the increase in trade and other payables over the six months ended June 30, 2019 due to the increase in the IPO-related expenses was offset by the increase in the advances paid.

•

Net Debt decreased by ₱327 million, or 9.1%, primarily due to the cash generated from operating activities, partly offset by the acquisition of a 25.01% ownership interest in LLC “Skilaz”, Russian HR technology company which automates routine recruiting processes, for ₱232 million, capital expenditures, dividends paid to minority holders, and the effect of exchange rate fluctuations on cash.

•	Net Debt to Adjusted EBITDA Ratio declined from 1.3x to 0.9x mainly due to the increase in Adjusted EBITDA.

“We are pleased to announce another strong set of operational and financial results for the second quarter of 2019, despite the ongoing economic slowdown and the impact of several holidays in May” said Mikhail Zhukov, Chief Executive Officer of HeadHunter Group PLC.

In slow economic environment, enterprises strive for efficiency and optimization, which online recruitment in general, and HeadHunter as the market leader in particular, help to secure. As a result, we had a strong quarter in terms of our customer base expansion – we managed to sustain high customer growth in the other regions of Russia and in Small and Medium Accounts, both of which we believe remain the most underpenetrated segments.

We are also very happy with the recent brand recognition study results showing that, in terms of top-of-mind brand awareness, we are not only the leaders by a big margin in the white collar segment, which traditionally is our strongest area, but we are also now the leader in the blue collar area. This evidences our successful transformation towards a universal platform serving various user categories.

We continued to drive our mobile platform development and our significantly redesigned mobile application, featuring a fully re-worked first time user session and simple and intuitive interactions to optimize engagement and conversions, is now downloaded by more than 20 million users to date.

Significant investment in brand and product quality enables us to reach out to all types of candidates with the result that we achieved recently an important milestone of 40 million CVs on the platform.

We believe that our services have a growing importance for business and the economy in conditions of a challenging macro environment and worsening demography. We are very excited to deliver on expectations.”

Operating Segments

For management purposes, we are organized into operating segments based on the geography of our operations. Our operating segments include “Russia,” “Belarus,” “Kazakhstan” and other countries. As each segment, other than Russia, individually comprises less than 10% of our revenue, for reporting purposes, we combine all segments other than Russia into the “Other segments” category.

Customers

We sell our services predominantly to businesses that are looking for job seekers to fill vacancies inside their organizations. We refer to such businesses as “customers.” In Russia, we divide our customers into (i) Key Accounts and (ii) Small and Medium Accounts, based on their annual revenue and employee headcount. We define “Key Accounts” as customers who, according to the Spark-Interfax database, have an annual revenue of P2 billion or more or a headcount of 250 or more employees and have not marked themselves as recruiting agencies on their page on our website, and we define “Small and Medium Accounts” as customers who, according to the Spark-Interfax database, have both an annual revenue of less than P2 billion and a headcount of less than 250 employees and have not marked themselves as recruiting agencies on their page on our website. Our website allows several legal entities and/or natural persons to be registered, each with a unique identification number, under a single account page (e.g., a group of companies). Each legal entity registered under a single account is defined as a separate customer and is included in the number of paying customers metric. Natural persons registered under a single account are assumed to be employees of the legal entities of that account and thus, are not considered separate customers and are not included in the number of paying customers metric. However, in a specific reporting period, if only natural persons used our services under such account, they are collectively included in the number of paying customers as one customer.

Seasonality

Revenue

We generally do not experience substantial seasonal fluctuations in demand for our services and our revenue remains relatively stable throughout each quarter. However, as our customers are predominately businesses and use our services mostly on business days, our quarterly revenue is affected by the number of business days in a quarter, with the exception of our services that represent “stand-ready” performance obligations, such as subscriptions to access our curriculum vitae (“CV”) database, which are satisfied over the period of subscription, including weekends and holidays.

Public holidays in Russia predominantly fall during the first quarter of each year, which results in lower business activity in that quarter. Accordingly, our first quarter revenue is typically slightly lower than in the other quarters. For example, our first quarter revenue in our Russia segment in 2017 and 2018 was 21.1% and 20.9%, respectively, and our first half of the year revenue in our Russia segment in 2017 and 2018 was 45.5% and 45.6%, respectively, of total Russia segment revenue for the year.

The number of business days in a quarter may also be affected by calendar layout in a specific year; also, the Government of Russia decides on an annual basis how public holidays that occur on weekends will be reallocated to business days throughout the year as a requirement of the Labor Code of Russia. As a result, the number of business days in a quarter may be different in each year, while the total number of business days in the year would remain the same. This affects our revenue in a particular quarter, and year-on-year revenue growth rate for that quarter, if the allocation of business days in the comparable period was different. In addition, when a calendar layout in a specific year provides for several consecutive holidays, or small number of business days between holidays, or holidays adjacent to weekends, HR managers of our customers may take short vacations, further contributing to the decrease in business activities in these periods.

The following table illustrates the number of business days by quarter for the years 2017 to 2019. In 2019, the total number of working days is the same as in 2018, but there is 1 business day more, 2 business days less, and 1 business day more in the first quarter, second quarter, and third quarter, respectively, and the same number of business days in the fourth quarter:

	Number of business days			As % of total business days per year
	2019	2018	2017	2019	2018	2017
First quarter	57	56	57	23.1%	22.7%	23.1%
Second quarter	59	61	61	23.9%	24.7%	24.7%
Third quarter	66	65	65	26.7%	26.3%	26.3%
Fourth quarter	65	65	64	26.3%	26.3%	25.9%

Year	247	247	247	100.0%	100.0%	100.0%

Therefore, in the second quarter of 2019, we saw a negative impact on our revenue and revenue growth rate from fewer business days as compared to the second quarter of 2018, which has offset the positive impact from additional business days we saw in the first quarter of 2019. Also, due to the particular calendar layout in this year, our revenue in the period from May 6, 2019 to May 8, 2019 was unusually low, as these days were adjacent to holidays and HR managers of our customers could take short vacations, which contributed to lower customer activity on our platform.

Operating costs and expenses (exclusive of depreciation and amortization)

Our operating costs and expenses (exclusive of depreciation and amortization) consist primarily of personnel and marketing expenses. Personnel and marketing expenses cumulatively accounted for 77.4% and 78.9% of our total operating costs and expenses (exclusive of depreciation and amortization) for the years ended December 31, 2018 and December 31, 2017, respectively. Most of our marketing and personnel expenses are fixed and not directly tied to our revenue.

Marketing expenses are more volatile in terms of allocation to quarters, which is affected by our decisions on how we realize our strategy in a particular year, which can differ from year to year. Therefore, total marketing expenses as a percentage of revenue for a particular quarter may not be fully representative of the whole year. Personnel expenses are relatively stable over the year; however, they are also affected by other dynamics, such as our hiring decisions. Costs and expenses, such as share-based compensation or foreign exchange gains or losses, can be significantly concentrated in a particular quarter.

Second quarter segment external expenses in our Russia segment in 2017 and 2018 were 22.7% and 24.0%, respectively, of total Russia segment external expenses for the year.

Net income and Adjusted EBITDA

Even though our revenue remains relatively stable throughout each quarter, seasonal revenue fluctuations described above affect our net income. As a result of revenue seasonality, our profitability in first quarter is usually lower than in other quarters and for the full year, because our expenses as a percentage of revenue are usually higher in first quarter due to lower revenue. For example, our Adjusted EBITDA Margin was 34.6% for the first quarter of 2018 and 41.9% for the six months ended June 30, 2018, compared to 46.7% for the full year 2018. Our profitability is also affected by our decisions on timing of expenses, as described above.

Contract liabilities

Our contract liabilities are affected by the annual subscriptions’ renewal cycle in our Key Accounts customer segment. A substantial number of our Key Accounts renew their subscriptions in the first quarter and prepay us in the fourth quarter of a previous year, as per our normal payment terms. As a result, we receive substantial prepayments from our customers in the fourth quarter which causes consequential increase in our contract liabilities at the end of that quarter. For example, our contract liabilities as of March 31, June 30, September 30, and December 31, 2018 were ₱1,607 million, ₱1,548 million, ₱1,553 million, and ₱2,073 million, respectively.

Net cash generated from operating activities

Our net cash generated from operating activities is affected by seasonal fluctuations of business activity as explained in “Revenue” and by substantial prepayments from our customers (see “Contract liabilities”), as well as by our decisions in regard to timing of expenses (see “Operating expenses (exclusive of depreciation and amortization)”), and to a lesser extent by payment terms provided to us by our largest suppliers, such as TV advertising agencies and others.

Net working capital

Our net working capital is primarily affected by changes in our contract liabilities as discussed above. As our contract liabilities are usually highest in the fourth quarter, our net working capital is usually lowest in the fourth quarter. For example, our net working capital of March 31, June 30, September 30, and December 31, 2018 was ₱(2,044) million, ₱(2,048) million, ₱(2,036) million, and ₱(2,623) million, respectively.

Second Quarter 2019 Results

Our revenue was ₱1,902 million for the three months ended June 30, 2019 compared to ₱1,513 million for the three months ended June 30, 2018. Revenue for the three months ended June 30, 2019 increased by ₱388 million, or 25.7%, compared to the three months ended June 30, 2018, primarily due to the increase in revenue in our Russia segment. Revenue in our Russia segment was ₱1,758 million for the three months ended June 30, 2019 compared to ₱1,409 million for the three months ended June 30, 2018. Revenue in our Russia segment increased by ₱349 million, or 24.7%. This was primarily due to the growth in the number of paying Small and Medium Accounts by 65.1% in the other regions of Russia and by 14.5% in Moscow and St. Petersburg, and due to the increase in ARPC in Key Accounts in Moscow and St. Petersburg by 17.3%, driven by price increases and an increase in the usage of our services by this type of customer.

The following table breaks down revenue by product.

	For the three months ended June 30,			For the six months ended June 30,
(in thousands of RUB)	2019	2018	Change	2019	2018	Change
Bundled Subscriptions	554,090	488,720	13.4%	1,057,975	910,118	16.2%
CV Database Access	433,742	354,108	22.5%	819,389	656,892	24.7%
Job Postings	769,115	552,458	39.2%	1,410,986	987,543	42.9%
Other value-added services	144,677	117,921	22.7%	291,711	232,330	25.6%

Total revenue	1,901,624	1,513,207	25.7%	3,580,061	2,786,883	28.5%

The following table sets forth the revenue broken down by type of customer and region.

	For the three months ended June 30,			For the six months ended June 30,
(in thousands of RUB)	2019	2018	Change	2019	2018	Change
Key Accounts in Russia
Moscow and St. Petersburg	491,334	422,338	16.3%	928,697	786,421	18.1%
Other regions of Russia	151,847	125,881	20.6%	285,586	233,641	22.2%

Sub-total	643,181	548,219	17.3%	1,214,283	1,020,062	19.0%

Small and Medium Accounts in Russia
Moscow and St. Petersburg	631,218	537,986	17.3%	1,198,438	993,800	20.6%
Other regions of Russia	397,969	249,744	59.4%	734,739	443,899	65.5%

Sub-total	1,029,187	787,730	30.7%	1,933,177	1,437,699	34.5%

Foreign customers of Russia segment	15,922	10,781	47.7%	30,030	21,451	40.0%
Other customers in Russia	69,446	62,366	11.4%	135,761	118,830	14.2%

Total for “Russia” operating segment	1,757,736	1,409,096	24.7%	3,313,251	2,598,042	27.5%
Other segments	143,888	104,111	38.2%	266,810	188,841	41.3%

Total revenue	1,901,624	1,513,207	25.7%	3,580,061	2,786,883	28.5%

The following table sets forth the number of paying customers and ARPC for the periods indicated:

	For the three months ended June 30,			For the six months ended June 30,
	2019	2018	Change	2019	2018	Change
Number of paying customers
Russia segment
Key Accounts
Moscow and St. Petersburg	4,589	4,627	(0.8)%	5,013	4,982	0.6%
Other regions of Russia	4,408	3,688	19.5%	4,841	4,004	20.9%

Key Accounts, total	8,997	8,315	8.2%	9,854	8,986	9.7%

Small and Medium Accounts
Moscow and St. Petersburg	63,092	55,105	14.5%	85,493	74,193	15.2%
Other regions of Russia	77,055	46,673	65.1%	105,612	63,880	65.3%

Small and Medium Accounts, total	140,147	101,778	37.7%	191,105	138,073	38.4%

Foreign customers of Russia segment	1,893	1,056	79.3%	2,607	1,495	74.4%

Total for “Russia” operating segment	151,037	111,149	35.9%	203,566	148,554	37.0%

Other segments, total	13,190	8,562	54.1%	17,250	10,461	64.9%

Total number of paying customers	164,227	119,711	37.2%	220,816	159,015	38.9%

ARPC (in RUB)
Russia segment
Key Accounts
Moscow and St. Petersburg	107,068	91,277	17.3%	185,258	157,852	17.4%
Other regions of Russia	34,448	34,133	0.9%	58,993	58,352	1.1%

Key Accounts, total	71,488	65,931	8.4%	123,227	113,517	8.6%

Small and Medium Accounts
Moscow and St. Petersburg	10,005	9,763	2.5%	14,018	13,395	4.7%
Other regions of Russia	5,165	5,351	(3.5)%	6,957	6,949	0.1%

Small and Medium Accounts, total	7,344	7,740	(5.1)%	10,116	10,413	(2.9)%

Other segments, total	8,411	10,209	(17.6)%	11,519	14,348	(19.7)%

•	Our customer base has continued to expand, as penetration of online recruitment in Russian regions outside of Moscow and St. Petersburg and Small and Medium Accounts continue to grow.

•

In our Key Accounts, ARPC has increased by 17.3% in Moscow and St. Petersburg and remained flat in Other regions of Russia. Increase in the ARPC in Moscow and St. Petersburg was approximately equally driven by the increase in prices effective January 1, 2019 (e.g. 10% on average for subscriptions and 18% for a single “Standard” type job posting) and a reduction of discounts, and the increase in the usage of service, which was driven by the increase in the average number of job postings per customer, whilst the average number of subscription days per customer (total for Bundled Subscriptions and CV Database access) remained flat. ARPC in Other regions of Russia was impacted by acquisition of new customers, who initially have a lower ARPC, while ARPC of the cohort of customers acquired before January 1, 2018 has increased by 9.3% in this customer segment.

•

In our Small and Medium Accounts, ARPC has increased by 2.5% in Moscow and St. Petersburg and decreased by 3.5% in Other regions of Russia. ARPC dynamics in this customer segment was impacted by acquisition of new customers, who initially have a lower ARPC, while ARPC of the cohort of customers acquired before January 1, 2018 has increased by 12.1% in Moscow and St. Petersburg and 15.8% in Other regions of Russia in this customer segment, in both cases primarily driven by the increase in the average number of job postings per customer.

Operating Costs and Expenses (exclusive of depreciation and amortization)

Operating costs and expenses (exclusive of depreciation and amortization) were ₱1,132 million for the three months ended June 30, 2019 compared to ₱817 million for the three months ended June 30, 2018, representing an increase of ₱315 million, or 38.6%.

(in thousands of RUB)	For the three months ended June 30,			For the six months ended June 30,
	2019	2018	Change	2019	2018	Change
Personnel expenses	(592,095)	(428,305)	38.2%	(1,072,256)	(853,443)	25.6%
Marketing expenses	(221,858)	(196,358)	13.0%	(479,603)	(482,508)	(0.6)%
Other general and administrative expenses:
Subcontractors and other expenses related to provision of services	(34,581)	(38,104)	(9.2)%	(79,456)	(82,991)	(4.3)%
Office rent and maintenance	(55,392)	(61,481)	(9.9)%	(99,727)	(115,223)	(13.4)%
Professional services	(189,049)	(63,009)	200.0%	(269,900)	(125,196)	115.6%
Hosting and other web-site maintenance	(9,098)	(8,607)	5.7%	(17,810)	(15,246)	16.8%
Other operating expenses	(29,895)	(20,823)	43.6%	(46,756)	(36,402)	28.4%

Operating costs and expenses (exclusive of depreciation and amortization)	(1,131,968)	(816,687)	38.6%	(2,065,508)	(1,711,009)	20.7%

Our personnel expenses and professional services have increased as a percentage of revenue for the three months ended June 30, 2019 compared to the three months ended June 30, 2018, primarily driven by the increase in share-based compensation (see ‘Personnel expenses’ below) and IPO-related expenses (see ‘Other general and administrative expenses’), while other operating expenses were flat or decreased as a percentage of revenue (see table below). Excluding share-based compensation and IPO-related expenses, our personnel expenses remained flat as a percentage of revenue, and our general and administrative expenses decreased as a percentage of revenue.

	For the three months ended June 30,			For the six months ended June 30,
	2019	2018	Change	2019	2018	Change
Personnel expenses	31.1%	28.3%	2.8%	30.0%	30.6%	(0.7)%
Marketing expenses	11.7%	13.0%	(1.3)%	13.4%	17.3%	(3.9)%
Other general and administrative expenses:
Subcontractors and other expenses related to provision of services	1.8%	2.5%	(0.7)%	2.2%	3.0%	(0.8)%
Office rent and maintenance	2.9%	4.1%	(1.2)%	2.8%	4.1%	(1.3)%
Professional services	9.9%	4.2%	5.8%	7.5%	4.5%	3.0%
Hosting and other web-site maintenance	0.5%	0.6%	(0.1)%	0.5%	0.5%	—
Other operating expenses	1.6%	1.4%	0.2%	1.3%	1.3%	—

Operating costs and expenses (exclusive of depreciation and amortization)	59.5%	54.0%	5.6%	57.7%	61.4%	(3.7)%

Personnel expenses

Personnel expenses increased by ₱164 million, or 38.2%, for the three months ended June 30, 2019 compared to the three months ended June 30, 2018. The main factors that contributed to the increase in personnel expenses are: (i) an increase in share-based compensation, primarily due to beneficial modification of the 2016 Unit Option Plan and the grant of new options under the 2016 Unit Option Plan and 2018 Unit Option Plan in the second quarter of 2019; (ii) 92 new employee hires from June 30, 2018 to June 30, 2019, primarily in the development and production teams in our Russia segment, thus increasing headcount in the Russia segment to 671 people as of June 30, 2019; and (iii) the indexation of wages effective from the first quarter of 2019.

Marketing expenses

Marketing expenses increased by ₱25.5 million, or 13.0%, for the three months ended June 30, 2019 compared to the three months ended June 30, 2018, primarily due to an increase of TV marketing expense.

Other general and administrative expenses

Our professional services have increased by ₱189 million, or 200.0%, for the three months ended June 30, 2019 compared to the three months ended June 30, 2018, as the decrease in the other professional services was offset by the increase in the professional services related to the IPO.

Our office rent and maintenance expenses decreased by ₱55 million, or 9.9%, for the three months ended June 30, 2019 compared to the three months ended June 30, 2018. At January 1, 2019, we initially adopted IFRS 16, the new accounting standard that introduced a single, on-balance sheet accounting model for lessees. As a result, we, as a lessee, have recognized right-of-use assets representing our rights to use the underlying assets and lease liabilities representing our obligation to make lease payments. We have applied IFRS 16 using the modified retrospective approach. Accordingly, the comparative information presented for 2018 has not been restated and is presented, as previously reported, under IAS 17 and related interpretations. We have recognized ₱18,621 thousand of depreciation charges and ₱8,430 thousand of interest costs from the leases in the second quarter of 2019.

Net foreign exchange loss

Net foreign exchange loss was ₱13 million for the three months ended June 30, 2019, an increase of ₱7 million, compared to a ₱6 million loss for the three months ended June 30, 2018. The net foreign exchange loss for the three months ended June 30, 2019 reflects mostly the foreign exchange loss on USD-denominated cash balances, offset by the foreign exchange gain on USD-denominated payables, including dividend payable and IPO-related expenses payable.

Depreciation and amortization

Depreciation and amortization were ₱169 million for the three months ended June 30, 2019, compared to ₱147 million for the three months ended June 30, 2018. Depreciation and amortization increased by ₱22 million, or 14.6%, primarily due to a depreciation charge of ₱18.6 million related to right-of-use assets recognized as of January 1, 2019 under the new standard IFRS 16 “Leases.” (See “Other general and administrative expenses”).

Finance income and costs

Finance income was ₱19.5 million for the three months ended June 30, 2019 compared to ₱20 million for the three months ended June 30, 2018. Finance costs were ₱157 million for the three months ended June 30, 2019 compared to ₱159 million for the three months ended June 30, 2018.

Income tax expense

Income tax expense was ₱174.7 million for the three months ended June 30, 2019 compared to ₱88.7 million for the three months ended June 30, 2018, driven by the reversal of the deferred tax liability in the second quarter of 2018 not occurring in the second quarter of 2019, and the increase of tax base primarily due to the increase in revenue. The effective tax rate was 38.8% for the three months ended June 30, 2019 and 21.6% for the three months ended June 30, 2018.

The effective tax rate for the three months ended June 30, 2018 was affected by the reversal of the deferred tax liability. Without the effect from the reversal, the effective tax rate for the three months ended June 30, 2018 would have been 37.2%.

The effective tax rate for the three months ended June 30, 2019 was affected by the one-off IPO-related expenses, which are mostly non-deductible for tax purposes. Without the effect from the IPO-related expenses, the effective tax rate for the three months ended June 30, 2019 would have been 29.5%.

Net income

Net income was ₱275 million for the three months ended June 30, 2019 compared to ₱322 million for the three months ended June 30, 2018. Net income decreased by ₱46 million compared with the three months ended June 30, 2018, primarily due to the reasons described above.

Adjusted EBITDA

Adjusted EBITDA was ₱989 million for the three months ended June 30, 2019 compared to ₱727 million for the three months ended June 30, 2018, and it increased by ₱262 million primarily due to the increase in revenue.

Adjusted Net Income

Adjusted Net Income was ₱591 million for the three months ended June 30, 2019 compared to ₱436 million for the three months ended June 30, 2018. Adjusted Net Income increased by ₱156 million compared with the three months ended June 30, 2018, primarily due to the reasons described above.

Cash Flows

The following table sets forth the summary cash flow statements for the periods indicated:

(in thousands of RUB)	For the six months ended June 30,
	2019	2018	Change
Net cash generated from operating activities	1,012,365	617,863	394,502
Net cash used in investing activities	(360,722)	(132,435)	(228,287)
Net cash used in financing activities	(666,440)	(340,710)	(325,730)

Net (decrease)/increase in cash and cash equivalents	(14,797)	144,718	(159,515)
Cash and cash equivalents, beginning of period	2,861,110	1,416,008	1,445,102
Cash and cash equivalents included in assets held for sale, beginning of period	—	10,801	(10,801)
Effect of exchange rate changes on cash	(72,800)	7,412	(80,212)

Cash and cash equivalents, end of period	2,773,513	1,578,939	1,194,574

Net cash generated from operating activities

For the six months ended June 30, 2019, net cash generated from operating activities was ₱1,012 million compared to ₱618 million for the six months ended June 30, 2018. The change between the periods of ₱395 million was primarily driven by an increase in sales, which resulted in an increase in net income (adjusted for non-cash items and items not affecting cash flow from operating activities), and a decrease in interest paid due to timing of cash flows, partially offset by an increase in income tax paid due to an increased tax base.

Net cash used in investing activities

For the six months ended June 30, 2019, net cash used in investing activities was ₱361 million compared to ₱132 million for the six months ended June 30, 2018. The change between the periods of ₱228 million was primarily due to the acquisition of a 25.01% ownership interest in LLC “Skilaz” for ₱232 million.

Net cash used in financing activities

For the six months ended June 30, 2019, net cash used in financing activities was ₱666 million compared to ₱341 million for the six months ended June 30, 2018. The change between the periods was primarily due to repayment of a ₱270 million loan to the associate of a non-controlling shareholder, and an increase in the dividends paid to non-controlling shareholders by ₱36 million.

Capital Expenditures

Our additions to property and equipment and intangible assets in the six months ended June 30, 2019 were ₱192 million, an increase of ₱32 million compared to ₱160 million for the six months ended June 30, 2018, primarily due to ₱71 million in office renovation costs during the six months ended June 30, 2019, as we have redesigned our office in Yaroslavl in the six months ended June 30, 2019 and are in process of redesigning our office in Moscow, and have allocated a budget of ₱220 to ₱250 million for this purpose in 2019, partially offset by ₱41 million of costs relating to the acquisition of Job.ru CV database from Pronto Media Holding LLC incurred in the six months ended June 30, 2018 that did not occur in the same period in 2019.

Financial Outlook

The following forward-looking statement reflects our expectations as of September 16, 2019:

Based on our recent performance, we currently expect our revenue to grow in the range of 27% to 30% year-over-year and our Adjusted EBITDA Margin to be between 48% and 50% for the year 2019.

This outlook reflects our current view, based on the trends that we see at this time, and may change in light of market and economic developments in the business sectors and jurisdictions in which we operate.

Conference Call Information

We will host a conference call and webcast to discuss our results at 08:00 a.m. U.S. Eastern Time (3:00 p.m. Moscow time, 1:00 p.m. London time) the same day.

Second Quarter 2019 Financial Results Conference Call

Monday, September 16th, 2019

08:00 a.m. U.S. Eastern Time (3:00 p.m. Moscow time, 1:00 p.m. London time)

To participate in the conference call, please use the following details:

Standard International:	+44 (0) 2071 928000
UK (local):	+44 (0) 844 571 8892
UK (toll free):	0800 376 7922
USA (local):	+1631 510 7495
USA (toll free):	1866 966 1396
Russian Federation (local):	+7 495 249 9849
Russian Federation (toll free):	810 800 235 75011
Conference ID:	5897299

Webcast:

https://edge.media-server.com/m6/p/hdiq5op3

About HeadHunter Group PLC

HeadHunter is the leading online recruitment platform in Russia and the Commonwealth of Independent States focused on providing comprehensive talent acquisition services, such as access to extensive CV database, job postings (jobs classifieds platform) and a portfolio of value-added services.

USE OF NON-IFRS FINANCIAL MEASURES

To supplement our condensed consolidated interim financial information, which is prepared and presented in accordance with IAS 34 Interim Financial Reporting, we present the following non-IFRS1 financial measures: Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS. For more information on these non-IFRS financial measures, please see the tables captioned “Reconciliations of non-IFRS financial measures to the nearest comparable IFRS measures”, included following the accompanying financial tables. We define the various non-IFRS financial measures we use as follows:

•

“Adjusted EBITDA” as net income (loss) plus: (1) income tax expense; (2) net interest income or expense; (3) depreciation and amortization; (4) transaction costs related to business combinations; (5) gain on the disposal of subsidiary; (6) expenses related to equity-settled awards (including related social taxes); (7) IPO-related costs and income, and (8) share of profit or loss of equity-accounted investees.

•

“Adjusted Net Income” as net income (loss) plus: (1) transaction costs related to the acquisition of the outstanding equity interests of Headhunter FSU Limited by HeadHunter Group PLC from Mail.Ru Group Limited (the “Acquisition”); (2) gain on the disposal of subsidiary; (3) transaction costs related to the disposal of subsidiary; (4) amortization of intangible assets recognized upon the Acquisition; (5) the tax effect of the adjustment described in (4); (6) (gain)/loss related to the remeasurement and expiration of a tax indemnification asset; (7) IPO-related costs and income, and (8) share of profit or loss of equity-accounted investees.

•	“Adjusted EBITDA Margin” as Adjusted EBITDA divided by revenue.

•	“Adjusted Net Income Margin” as Adjusted Net Income divided by revenue.

Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin are used by our management to monitor the underlying performance of the business and its operations. Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin as reported by us to Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin as reported by other companies. Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin are unaudited and have not been prepared in accordance with IFRS or any other generally accepted accounting principles.

Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin are not measurements of performance under IFRS or any other generally accepted accounting principles, and you should not consider Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin or Adjusted Net Income Margin as alternatives to net income, operating profit or other financial measures determined in accordance with IFRS or other generally accepted accounting principles. Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin have limitations as analytical tools, and you should not consider them in isolation. Some of these limitations are:

•

Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments,

[1]	Denotes International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”).

•	Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin do not reflect changes in, or cash requirements for, our working capital needs, and

•

the fact that other companies in our industry may calculate Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin differently than we do, which limits their usefulness as comparative measures.

The tables at the end of this release provide detailed reconciliations of each non-IFRS financial measure we use to the most directly comparable IFRS financial measure.

We provide earnings guidance on a non-IFRS basis and do not provide earnings guidance on an IFRS basis. A reconciliation of our Adjusted EBITDA Margin guidance to the most directly comparable IFRS financial measure cannot be provided without unreasonable efforts and is not provided herein because of the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations, including depreciation and amortization, expenses related to equity-settled awards and the other adjustments reflected in our reconciliation of historical non-IFRS financial measures, the amounts of which, could be material.

Net Working Capital

Net Working Capital is a financial measure not defined under IFRS. We believe that Net Working Capital is a useful metric to assess our ability to service debt, fund new investment opportunities, distribute dividends to our shareholders and assess our working capital requirements. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. See the tables at the end of this release providing the calculation of Net Working Capital.

Net Debt and Net Debt to Adjusted EBITDA Ratio

Net Debt and Net Debt to Adjusted EBITDA Ratio are financial measure not defined under IFRS. We believe that Net Debt and Net Debt to Adjusted EBITDA Ratio are important measures that indicate our ability to repay outstanding debt. These measures should not be considered in isolation or as a substitute for any standardized measure under IFRS. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. See the tables at the end of this release providing the calculation of Net Debt and discussion of Net Debt to Adjusted EBITDA Ratio.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expected financial performance and operational performance for the year ending December 31, 2019, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, significant competition in our markets, our ability to maintain and enhance our brand, our ability to improve our user experience and product offerings, our ability to respond to industry developments, our reliance on Russian Internet infrastructure, macroeconomic and global geopolitical developments affecting the Russian economy or our business, changes in the political, legal and/or regulatory environment, privacy and data protection concerns and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the caption “Risk Factors” in our prospectus pursuant to Rule 424(b) filed with the SEC on May 9, 2019 as such factors may be updated from time to time in our other filings with the U.S. Securities and Exchange Commission (“SEC”), which is on file with the SEC and is available on the SEC website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Unaudited Condensed Consolidated Interim Statement of Income and Comprehensive Income

For the three and six months ended

(in thousands of RUB and USD, except per share amounts)

	For the three months ended June 30,			For the six months ended June 30,
	2018*	2019	2019	2018*	2019	2019
	RUB	RUB	USD	RUB	RUB	USD
Revenue	1,513,207	1,901,624	30,148	2,786,883	3,580,061	56,758
Operating costs and expenses (exclusive of depreciation and amortization)	(816,687)	(1,131,968)	(17,946)	(1,711,009)	(2,065,508)	(32,747)
Depreciation and amortization	(147,193)	(168,723)	(2,675)	(291,225)	(333,827)	(5,292)

Operating income	549,327	600,933	9,527	784,649	1,180,726	18,719
Finance income	20,079	19,485	309	39,547	45,692	724
Finance costs	(159,012)	(156,849)	(2,487)	(324,878)	(324,679)	(5,147)
Other income	—	4,931	78	—	4,931	78
Gain on disposal of subsidiary	6,131	—	—	6,131	—	—
Net foreign exchange loss	(6,228)	(13,487)	(214)	(6,902)	(36,128)	(573)
Share of loss of equity-accounted investees (net of income tax)	—	(5,048)	(80)	—	(5,048)	(80)

Profit before income tax	410,297	449,965	7,134	498,547	865,494	13,722
Income tax expense	(88,709)	(174,701)	(2,770)	(190,518)	(351,483)	(5,572)

Net income for the period	321,588	275,264	4,364	308,029	514,011	8,149
Attributable to:
Owners of the Company	300,644	241,302	3,826	275,529	450,693	7,145
Non-controlling interest	20,944	33,962	538	32,500	63,318	1,004
Comprehensive income/(loss)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences	17,002	(2,997)	(48)	26,294	(26,922)	(427)

Total comprehensive income, net of tax	338,590	272,267	4,317	334,323	487,089	7,722

Attributable to:
Owners of the Company	317,916	238,631	3,783	301,660	425,401	6,744
Non-controlling interest	20,674	33,636	533	32,663	61,688	978
Earnings per share
Basic (in Russian Roubles per share)	6.01	4.83	0.077	5.51	9.01	0.143
Diluted (in Russian Roubles per share)	6.01	4.75	0.075	5.51	8.94	0.142

*	The Company has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under the approach, comparative information is not restated.

Unaudited Condensed Consolidated Interim Statement of Financial Position

As at

(in thousands of RUB and USD)	December 31, 2018*	June 30, 2019	June 30, 2019
	RUB	RUB	USD
Non-current assets
Goodwill	6,989,255	6,966,840	110,452
Intangible assets	3,154,605	2,946,208	46,709
Property and equipment	133,810	236,566	3,751
Equity-accounted investees	—	229,681	3,641
Right-of-use assets	—	313,619	4,972
Deferred tax assets	92,094	114,574	1,816
Other non-current assets	3,304	3,264	52

Total non-current assets	10,373,068	10,810,752	171,394
Current assets
Trade and other receivables	40,718	60,881	965
Prepaid expenses and other current assets	64,386	92,080	1,460
Cash and cash equivalents	2,861,110	2,773,513	43,971

Total current assets	2,966,214	2,926,474	46,396

Total assets	13,339,282	13,737,226	217,790

Equity
Share capital	8,547	8,547	136
Share premium	1,729,400	1,796,857	28,487
Foreign currency translation reserve	(66,957)	(92,249)	(1,463)
Retained earnings	1,302,981	593,329	9,407

Total equity attributable to owners of the Company	2,973,971	2,306,484	36,567
Non-controlling interest	29,449	19,652	312

Total equity	3,003,420	2,326,136	36,879

Non-current liabilities
Loans and borrowings	5,203,692	4,596,847	72,878
Lease liabilities	—	262,170	4,156
Deferred tax liabilities	1,070,240	556,106	8,816
Trade and other payables	13,967	—	—

Total non-current liabilities	6,287,899	5,415,123	85,851
Current liabilities
Contract liabilities	2,072,640	2,040,769	32,354
Trade and other payables	655,877	808,788	12,823
Loans and borrowings (current portion)	1,233,924	1,426,595	22,617
Lease liabilities (current portion)	—	62,174	986
Dividends payable to shareholders	—	1,135,931	18,009
Income tax payable	85,522	521,710	8,271

Total current liabilities	4,047,963	5,995,967	95,060

Total liabilities	10,335,862	11,411,090	180,911

Total equity and liabilities	13,339,282	13,737,226	217,790

*	The Group has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under the approach, comparative information is not restated.

Unaudited Condensed Consolidated Interim Statement of Cash Flows

For the six months ended

(in thousands of RUB and USD)
	June 30, 2018*	June 30, 2019	June 30, 2019
	RUB	RUB	USD
OPERATING ACTIVITIES:
Net income for the period	308,029	514,011	8,149
Adjusted for non-cash items and items not affecting cash flow from operating activities:
Depreciation and amortization	291,225	333,827	5,292
Net finance costs	285,331	278,987	4,423
Net foreign exchange loss	6,902	36,128	573
Gain on disposal of subsidiary	(6,131)	—	—
Other non-cash items	1,616	572	9
Management incentive agreement	45,623	97,364	1,544
Share grant to Board	—	3,145	50
Share of profit of equity-accounted investees, net of income tax	—	5,048	80
Income tax expense	190,518	351,483	5,572
Change in trade receivables and other operating assets	(10,053)	(46,546)	(738)
Change in contract liabilities	67,914	(25,127)	(398)
Change in trade and other payables	21,954	87,263	1,383
Income tax paid	(269,397)	(450,521)	(7,143)
Interest paid	(315,667)	(173,269)	(2,747)

Net cash generated from operating activities	617,864	1,012,365	16,050
INVESTING ACTIVITIES:
Acquisition of equity-accounted investment	—	(234,729)	(3,721)
Proceeds from disposal of subsidiary, net of cash disposed of	(10,847)	—	—
Acquisition of intangible assets	(72,684)	(52,070)	(826)
Acquisition of property and equipment	(84,274)	(118,031)	(1,871)
Interest received	35,370	44,108	699

Net cash used in investing activities	(132,435)	(360,722)	(5,719)
FINANCING ACTIVITIES:
Bank and other loans repaid	(300,000)	(565,000)	(8,958)
Payment for lease liabilities	—	(24,740)	(392)
Dividends paid to non-controlling interest	(40,710)	(76,700)	(1,216)

Net cash used in financing activities	(340,710)	(666,440)	(10,566)

Net increase/(decrease) in cash and cash equivalents	144,719	(14,797)	(235)

Cash and cash equivalents, beginning of period	1,416,008	2,861,110	45,360
Cash and cash equivalents included in assets held for sale, beginning of period	10,801	—	—
Effect of exchange rate changes on cash	7,411	(72,800)	(1,154)

Cash and cash equivalents, end of period	1,578,939	2,773,513	43,971

*	The Group has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under the approach, comparative information is not restated.

Reconciliations of non-IFRS financial measures to the nearest comparable IFRS measures

Reconciliation of EBITDA and Adjusted EBITDA from net income, the most directly comparable IFRS financial measure:

(in thousands of RUB)
	For the three months ended June 30,		For the six months ended June 30,		For the year ended December 31, 2018
	2018	2019	2018	2019
Net income	321,588	275,264	308,029	514,011	1,032,845

Add the effect of:
Income tax expense	88,709	174,701	190,518	351,483	509,602
Net interest costs	138,933	137,364	285,331	278,987	553,724
Depreciation and amortization	147,193	168,723	291,225	333,827	586,131

EBITDA	696,423	756,052	1,075,103	1,478,308	2,682,302
Add the effect of:
Equity-settled awards, including related social taxes(1)	18,377	67,863	37,384	73,106	68,776
IPO-related costs(2)	18,630	142,267	61,103	188,294	110,043
Insurance cover related to IPO(3)	—	22,810	—	22,810	—
Income from depository(4)	—	(4,931)	—	(4,931)	—
Gain on disposal of subsidiary(5)	(6,131)		(6,131)	—	(6,131)
Share of loss of equity-accounted investees(6)	—	5,048	—	5,048	—

Adjusted EBITDA	727,299	989,109	1,167,459	1,762,635	2,854,990

(1)

Represents non-cash expenses related to equity-settled awards issued in accordance with the Management Incentive Agreement, and related social taxes, which are payable as a result of us becoming Russian tax resident in June 2019.

(2)	In connection with our Initial Public Offering (“IPO”), we incurred expenses related to legal, accounting and other professional fees that are not indicative of our ongoing expenses.
(3)

Subsequent to and in connection with our IPO, we purchased a one-year insurance policy for $2.7 million, of which we allocated $2.4 million to the cover related to our IPO, which we believe does not relate to our ordinary course of business, and $250 thousand to directors’ and officers’ insurance in the ordinary course of business, based on the estimate of our insurance provider. The cost of this insurance policy is expensed over the policy term on a pro-rata time basis and thus recurs in the reporting periods during its term. We may renew the policy, including the IPO-related cover, for an additional year or more.

(4)

In connection with our IPO, we have signed the Deposit Agreement, in accordance with which we shall receive income in the amount of $2.6 million from our depositary over the five-year period from the date of the IPO, provided that we meet certain covenants as specified in the Deposit Agreement. We believe that this income does not relate to our ordinary course of business.

(5)	On April 26, 2018, we sold our 51% subsidiary, HeadHunter LLC (Ukraine), to minority shareholders and recognized a one-off gain on disposal.
(6)	On May 6, 2019, we acquired a 25% equity-accounted investee, LLC “Skilaz”. We believe that share of profit or loss in equity-accounted investees is not indicative of our core operating performance.

Reconciliation of Adjusted Net Income from net income, the most directly comparable IFRS financial measure:

	For the three months ended June 30,		For the six months ended June 30,
	2018	2019	2018	2019
Net income	321,588	275,264	308,029	514,011
Add the effect of:
Equity-settled awards, including related social taxes(1)	18,377	67,863	37,384	73,106
IPO-related costs(2)	18,630	142,267	61,103	188,294
Insurance cover related to IPO(3)	—	22,810	—	22,810
Income from depository(4)	—	(4,931)	—	(4,931)
Gain on disposal of subsidiary(5)	(6,131)	—	(6,131)	—
Share of loss of equity-accounted investees(6)	—	5,048	—	5,048
Amortization of intangible assets recognized upon the Acquisition(7)	103,947	103,947	207,894	207,894
Tax effect on adjustments(8)	(20,789)	(20,789)	(41,579)	(41,579)

Adjusted Net Income	435,622	591,479	566,700	964,653

(1)

Represents non-cash expenses related to equity-settled awards issued in accordance with the Management Incentive Agreement, and related social taxes, which are payable as a result of us becoming Russian tax resident in June 2019.

(2)	In connection with our IPO, we incurred expenses related to legal, accounting and other professional fees that are not indicative of our ongoing expenses.
(3)

Subsequent to and in connection with our IPO, we have purchased a one-year insurance policy for $2.7 million, of which we allocated $2.4 million to the cover related to our IPO, which we believe does not relate to our ordinary course of business, and $250 thousand to directors’ and officers’ insurance in the ordinary course of business, based on the estimate of our insurance provider. The cost of this insurance policy is expensed over the policy term on a pro-rata time basis, and thus recurs in the reporting periods during its term. We may renew the policy, including the IPO-related cover, for an additional year or more.

(4)

In connection with our IPO, we have signed the Deposit Agreement, in accordance with which we shall receive income in the amount of $2.6 million from our depositary over the five-year period from the date of the IPO, provided that we meet certain covenants as specified in the Deposit Agreement. We believe that this income does not relate to our ordinary course of business.

(5)	On April 26, 2018, we sold our 51% subsidiary, HeadHunter LLC (Ukraine), to minority shareholders and recognized a one-off gain on disposal.
(6)	On May 6, 2019, we acquired a 25% equity-accounted investee, LLC “Skilaz”. We believe that share of profit or loss in equity-accounted investees is not indicative of our core operating performance.
(7)

As a result of the Acquisition, we recognized the following intangible assets: (i) trademark and domain names in the amount of ₱1,634,306 thousand, (ii) non-contractual customer relationships in the amount of ₱2,064,035 thousand and (iii) CV database in the amount of ₱618,601 thousand, which have a useful life of 10 years, 5-10 years and 10 years, respectively.

(8)	Calculated by applying the statutory Russian tax rate of 20% to amortization of the assets recognized upon the Acquisition.

Calculation of our Net Working Capital is presented in the table below:

(in thousands of RUB)	June 30, 2019	December 31, 2018
Trade and other receivables	60,881	40,718
Prepaid expenses and other current assets	92,080	64,386
Contract liabilities	(2,040,769)	(2,072,640)
Trade and other payables	(808,788)	(655,877)

Net Working Capital	(2,696,596)	(2,623,413)

Calculation of our Net Debt is presented in the table below:

(in thousands of RUB)	June 30, 2019	December 31, 2018
Loans and borrowings	4,596,847	5,203,692
Loans and borrowings (current portion)	1,426,595	1,233,924
Cash and cash equivalents	(2,773,513)	(2,861,110)

Net Debt	3,249,929	3,576,506

We calculate our Net Debt to Adjusted EBITDA Ratio by dividing Net Debt by Adjusted EBITDA.

Calculation of Adjusted EBITDA on the last twelve months basis as of June 30, 2019:

(in thousands)	RUB
Adjusted EBITDA for the year ended December 31, 2018	2,854,990

Less Adjusted EBITDA for the six months ended June 30, 2018	(1,167,459)
Add Adjusted EBITDA for the six months ended June 30, 2019	1,762,635

Adjusted EBITDA on the last twelve months basis as of June 30, 2019	3,450,166